CARDERO RESOURCE CORP. Head Office Suite 1901 - 1177 West Hastings St. Vancouver, BC, Canada, V6E 2K3 Phone: 604-408-7488 ● Fax: 604-408-7499 Web Site: www.cardero.com

NOT FOR DISSEMINATION IN THE UNITED STATES

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES.

CARDERO CLOSES $5,882,250

BROKERED PRIVATE PLACEMENT

December 11, 2003

Trading Symbol: TSX-Ven.- CDU

Frankfurt Stock Exchange – CR5

FOR IMMEDIATE RELEASE - Vancouver, B.C.....Cardero Resource Corp. (the “Company” or “Cardero”) is pleased to announce that on December 10, 2003 it closed the brokered private placement of 3,565,000 units (the “Units”) at a price of $1.65 per unit announced October 20, 2003, raising gross proceeds of $5,882,250 (the “Offering”).  Each Unit consisted of one common share and one-half of a common share purchase warrant.  Each full warrant is exercisable to acquire one additional common share at a price of  $2.25 per share until December 10, 2004.  Pacific International Securities Inc., Salman Partners Inc. and Canaccord Capital Corporation were the agents for the Offering (“Agents”).

The Agents received an aggregate commission of $61,004 in cash plus 176,927 Units and Pacific International Securities Inc., as lead Agent, received a corporate finance fee of $30,000.  In addition, the Agents received agents’ options (the “Agents’ Options”) entitling the Agents to purchase up to 356,500 units of the Company (“Agent’s Units”) at a price of $1.70 per Agents’ Unit until December 10, 2004.  Each Agents’ Unit consists of one common share and one-half of a common share purchase warrant, with each full warrant being exercisable to acquire one additional common share at a price of $2.30 until December 10, 2004.

All of the securities issued in connection with the Offering, including the Agents’ Units and Agents’ Options, are subject to a hold period in Canada until April 11, 2004.

The gross proceeds of the Offering are intended to be used to fund property payments, taxes and exploration programs on the Company’s exploration projects in Argentina, Mexico and Peru, for ongoing mineral property investigations and the acquisition of additional mineral properties, and for general and administrative expenses and working capital.  Following the completion of the Offering and recent warrant exercises, the Company is now well positioned to pursue its corporate objectives, having approximately $10 million in working capital.

None of the foregoing securities have been, nor will they be, registered with the U.S. Securities and Exchange Commission and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Unites States Securities Act of 1933 and any applicable State securities laws.

On behalf of the Board of Directors of

CARDERO RESOURCE CORP.

(signed)“Kenneth M. Carter”

Kenneth M. Carter, Chief Financial Officer and Director

For further information contact:

Henk Van Alphen, President

             Phone  (604) 408-7488

Fax

(604) 408-7499

Email

hvanalphen@cardero.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management.